Exhibit 99.1

InterOil Files Management Information Circular for Special Meeting on the Oil Search Transaction

Urges Shareholders to Vote FOR the Value-Creating Transaction with Oil Search

SINGAPORE and PORT MORESBY, Papua New Guinea, June 30, 2016 /PRNewswire/ -- InterOil Corporation (the "Company") (NYSE: IOC; POMSoX: IOC) announced today that it has filed and will commence the mailing of the Management Information Circular (the "MIC") to InterOil shareholders in connection with the Company's Special Meeting of Shareholders (the "Special Meeting") to vote on the transaction with Oil Search Limited ("Oil Search"). The Special Meeting is scheduled for July 28, 2016; shareholders of record as of June 20, 2016 will be entitled to vote at the Special Meeting.

All proxies must be received by 12:00 PM ET on July 26, 2016.

To ensure that shareholders realize the value of their holdings in InterOil, the Board of Directors (the "Board") urges shareholders to vote FOR the Oil Search transaction, which the Board believes will deliver significant, immediate and long-term value for shareholders.

In connection with the filing and mailing of its MIC, InterOil is mailing a letter and infographic to its shareholders.

The letter, MIC and other materials regarding the Board's recommendation for the Special Meeting are available online at www.interoil.com/oil-search-transaction, www.sedar.com and www.sec.gov.

The full text of the letter follows:

Dear InterOil Shareholders,

The InterOil Board and management team appreciate the support that we received from shareholders at the Annual and Special Meeting and your recognition of the actions that we have taken to create value for shareholders. We are now asking for your support at the upcoming Special Meeting to vote on our value-creating transaction with Oil Search Limited.

At the Special Meeting of shareholders on July 28, 2016, you are being asked to vote to approve the transaction with Oil Search that provides shareholders with:

  A material and immediate premium for your InterOil shares.[1] InterOil shareholders will receive 8.05 Oil Search shares for each InterOil share they hold, which represents a premium of 27.2% to InterOil's closing price and 32.5% to InterOil's 3-month VWAP as of May 19, 2016, the day before the announcement of the agreement with Oil Search.  Alternatively, InterOil shareholders can elect to receive an equivalent value in cash up to an aggregate of $770 million.
  A potential future cash payment based on the uncapped upside potential of the Elk-Antelope field. InterOil shareholders will receive a Contingent Value Right ("CVR") for each InterOil share, which will pay approximately $6.044 in cash per InterOil share for each 1 tcfe above 6.2 tcfe of certified PRL15 2C Resources.[2]
  The opportunity to participate as shareholders in the continued growth of Oil Search.  We believe that this transaction brings together complementary assets to create a combined company with the enhanced scale, high-quality, low cost production base and balance sheet strength to capitalize on long-term growth opportunities.

To ensure that you realize the value of your holdings in InterOil, we encourage you to vote FOR the Oil Search transaction. Vote TODAY online, by telephone or by completing, signing and dating the enclosed proxy and returning it in the enclosed postage-paid envelope by 12:00PM ET on July 26, 2016.

To learn more about our value-creating transaction with Oil Search, please review the enclosed infographic or visit www.interoil.com/oil-search-transaction. InterOil's Management Information Circular also includes additional information about the background of the transaction, the Board's recommendation and the value-creating benefits of this transaction.

_________

1.	Based on the InterOil share price at the time of the annoucement of the transaction on May 19, 2016
2.	"PRL15 2C Resources", as defined in InterOil's Management Information Circular, dated June 24, 2016

THE INTEROIL BOARD CONDUCTED A THOROUGH PROCESS BEFORE ENTERING INTO THE VALUE-CREATING OIL SEARCH TRANSACTION

Your Board and management team thoroughly considered a range of strategic options to monetize InterOil's assets, and we believe that the transaction with Oil Search is in the best interests of InterOil and its shareholders.

This transaction is the culmination of a strategic process that included exploring the sale of interests in certain of InterOil's assets, as well as reviewing proposals, including the Oil Search offer, to acquire the entire Company. As part of these efforts, your Board and management team:

  Engaged 36 parties and entered into confidentiality agreements with a number of them to explore the sale of an interest in PRL15, the Raptor, Bobcat and Triceratops discoveries and the Company's exploration licenses.
  Held negotiations with a select group of major oil and gas companies about a more significant investment transaction with respect to certain of InterOil's assets or a transaction for the acquisition of all of InterOil.
  Engaged in two months of negotiations with Oil Search following receipt of Oil Search's written, non-binding indicative proposal.
  Received a fairness opinion regarding the Oil Search proposal from Morgan Stanley.
  Reviewed all available options, including the Company's financial condition and prospects if it were to remain an independent company.

At the conclusion of this thorough process, the Board determined to enter into the agreement with Oil Search, which it believes creates the highest value for shareholders of the various alternatives that might be available.

UNDERSTANDING THE CVR

We understand that shareholders may have questions about the CVR and we want to be clear: we are confident the CVR delivers significant value with strong governance to be applied to the CVR process. It is important for shareholders to understand the value they are entitled to receive through the CVR and the governance process that will protect their interests.

CVR OFFERS THE POTENTIAL FOR SIGNIFICANT
ADDITIONAL VALUE TO SHAREHOLDERS

In addition to the base consideration of 8.05 Oil Search shares (or equivalent in cash), the CVR provides all InterOil shareholders with a potential direct cash payment based on the volume of the certified PRL15 2C Resources. Put simply: the larger the size of the resource determined through the certification process, the more cash you will receive.

For example, and as illustrated in the chart below, at 7 tcfe, InterOil shareholders will receive an additional $4.84 per share for an aggregate value of $45.09 per share, a 43% premium to InterOil's stock price on the day before the transaction was announced. At 10 tcfe, InterOil shareholders will receive an additional $22.97 per share for an aggregate value of $63.22 per share, a 100% premium.

(US$ per Common Share)	6.2 tcfe	6.5 tcfe	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe(1)
Share Consideration(2)	$40.25	$40.25	$40.25	$40.25	$40.25	$40.25
CVR -- Potential Value(3)	$0.00	$1.81	$4.84	$10.88	$16.92	$22.97

Aggregate Consideration/Common Share	$40.25	$42.06	$45.09	$51.13	$57.17	$63.22

Premium (%)	6.2 tcfe	6.5 tcfe	7.0 tcfe	8.0 tcfe	9.0 tcfe	10.0 tcfe
Premium to last close(4)	27%	33%	43%	62%	81%	100%
Premium to 2-month VWAP(5)	26%	32%	41%	60%	79%	98%
Premium to 3-month VWAP(6)	33%	38%	48%	68%	88%	108%

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(1)	Consideration increases by approximately US$6.044 per Common Share for each incremental tcfe.
(2)

Based on Oil Search's 10-day volume weighted average price ("VWAP") in AUD per share to May 19, 2016, converted daily to USD using the RBA's reference AUD/USD rate, implying a price of US$5.00 per share. Excluding any potential cash payment associated with the CVRs.

(3)	Assumes 51,123,663 CVRs are outstanding at the time of redemption. Represents potential future payment at given certified resource level; not discounted to present value.
(4)	Based on InterOil's closing price of US$31.65 per share as at May 19, 2016.
(5)	Based on InterOil's 1-month VWAP up to and including May 19, 2016 of US$31.88 per Common Share.
(6)	Based on InterOil's 3-month VWAP up to and including May 19, 2016 of US$30.37 per Common Share.

CVR GOVERNANCE STRUCTURE PROTECTS INTEROIL SHAREHOLDERS

We have negotiated a governance structure for the resource certification. Here's how it works:

  To ensure a fair and transparent resource certification process, the Oil Search Board is forming a Certification Committee which will include two InterOil appointees (Michael Hession and Ellis Armstrong), two Oil Search appointees (independent Oil Search directors) and an independent chairman, who will be appointed in due course and will be a respected reserves expert:

    Dr. Hession is a petroleum geophysicist with over 30 years' experience in sub-surface, reserves development and LNG development. He began his career at BP in 1989 with his last position as Development Manager of the Chirag Azeri mega project, the first large-scale oil project in the Caspian Sea region. Dr. Hession spent 12 years with Woodside, where he held several high-profile roles related to the Browse LNG development and Pluto LNG mega project.
    Dr. Armstrong is a former reservoir engineer with more than 30 years of international oil and gas experience with BP in the Caribbean and Latin America, Venezuela, Alaska and the North Sea. He held senior strategy, commercial and operational roles with BP and ran the company's technology group, was the group's Commercial Director, and was Chief Financial Officer for the group's global exploration and production business.
    Dr. Kantsler is a geologist who has worked with Shell in various exploration roles in Australia and internationally. Dr. Kantsler also worked with Woodside Petroleum for 15 years, where he was Executive Vice President Exploration and New Ventures from 1995 to 2009 and Executive Vice President Health, Safety and Security.
    Mr. Spence is a geologist with more than thirty years of oil and gas experience including 18 years with Shell. Mr. Spence has also served in senior executive positions with Woodside Petroleum Limited, including Chief Operating Officer and Acting Chief Executive.
  The certification will be conducted by two independent reputable certifiers. The committee will engage one of the independent certifiers and Total will engage the other.
  Once the certification is complete, the two independent certifiers' results will be averaged to produce the number that will be used to calculate the CVR payment.
  The CVR is planned to be a listed debt instrument on the Australian Securities Exchange ("ASX"), and Oil Search will be subject to ongoing disclosure obligations to the CVR holders.

We expect the drilling of the Antelope-7 well and the certification process to be completed by mid-2017. Once the certification process is complete, shareholders will receive a direct cash payment and the CVR will be delisted.

WALL STREET EXPERTS AND OTHER THIRD PARTIES APPRECIATE
THE VALUE-CREATING POTENTIAL OF THIS TRANSACTION

Don't just take our word for it: sell-side analysts and proxy advisors, as well as members of the financial media and the PNG government have all publicly stated their positive view of our value-creating transaction with Oil Search[3]:

  "Oil Search has announced a bid for InterOil, which will create an E&P company in PNG with significant cash flow and an impressive resource and acreage position. The way the deal was structured we found highly thoughtful and reflects one of the most superior management teams in the region…" (Bernstein, May 20, 2016)
  "Given the substantial option value associated with the CVRs, we would discourage investors from selling IOC shares at their current price. Anyone selling now would lose out on the chance of collecting the future CVR payment at the time of resource certification, in 2017." (Raymond James, May 24, 2016)
  "Sometimes, just sometimes, a deal really is good for all involved … Oil Search is paying up, but may be able to find efficiencies in getting the gas to market. It already has producing assets with Exxon in a PNG project. Linking into that infrastructure would cut costs." (Lex, Financial Times, May 20, 2016)
  "We think OSH's takeover offer substantially de-risks the value in IOC for shareholders." (Citi, May 23, 2016)
  "This acquisition will provide cost savings and efficiencies for our nation's greatest growth opportunities, which will directly benefit the people of Papua New Guinea. These arrangements present a pathway to collaboration and possible integration of the projects, in which both Oil Search and the Papua New Guinea Government would hold influential stakes." (The Hon. Peter O'Neill MP, PNG Prime Minister)
  "These announcements will result in increased prosperity, jobs and development for the people of PNG. Furthermore, one of our nation's biggest growth opportunities, the proposed Papua LNG Project, which is underpinned by the gas fields in PRL 15, will benefit from cost efficiencies resulting from the deal. The deals announced will create and deliver these benefits more quickly by creating synergies and efficiencies amongst the companies involved in our petroleum efforts." (The Hon. Ben Micah, MP, PNG Minister for Petroleum and Energy)

We strongly urge shareholders to consider the statements of these third parties and vote FOR the transaction with Oil Search.

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3.	Permission to use quotations neither sought nor obtained. Emphasis added.

VOTE FOR THE OIL SEARCH TRANSACTION AND
RECEIVE SIGNIFICANT VALUE FOR YOUR INVESTMENT IN INTEROIL

After running a thorough process and evaluating a number of alternatives to monetize InterOil's assets, your Board and management team have provided shareholders the opportunity to realize the value of their InterOil investment through the Oil Search transaction. The Board unanimously recommends shareholders vote in favor of the Oil Search transaction.

Don't miss out on this value-creating opportunity. Your vote counts, and to ensure that you receive the value to which you are entitled, we encourage you to vote FOR the Oil Search transaction today.

On behalf of your Board and the management, thank you for your continued support.

Sincerely,

Chris Finlayson Dr Michael Hession
Chairman Chief Executive Officer

A VOTE FOR THE OIL SEARCH TRANSACTION IS A VOTE "FOR":

  A material and immedaite premium to the interOil share price at the time of announcement
  An uncapped cash payment based on the value upside from the certificate of Elk-Antelope field contingent resources
  Ownership in the larger scale combined Oil Search and InterOil

If you have any questions, require assistance with voting your proxy card or need additional copies of the proxy materials, please contact:

MACKENZIE
PARTNERS, INC.

105 Madison Avenue
New York, NY 10016

iocproxy@mackenziepartners.com

(212) 929-5000 (Call Collect)
Or

TOLL-FREE (800) 322-2885

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu	Cynthia Black
Senior Vice President	Investor Relations
Investor Relations	North America
T: +65 6507-0222	T: +1 212-653-9778
E: david.wu@interoil.com	E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee	James Golden/ Aaron Palash
Communications Specialist	Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507-0222	T: +1 212-355-4449
E: ann.lee@interoil.com	E: ioc-jf@joelefrank.com

Forward Looking Statements

This letter includes "forward-looking statements". All statements, other than statements of historical facts, included in this letter are forward-looking statements. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search and the ability to realize the anticipated benefits and the other risk factors discussed in InterOil's publicly available filings, including but not limited to the size or timing of any payment under the CVR, any future performance of InterOil or Oil Search, the ability to satisfy the conditions to closing of the Oil Search transaction, either on the expected timline or at all, the future trading price of InterOil or Oil Search securities, the ability to integrate the businesses of InterOil and Oil Search, and those factors in InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

Legal Notice

None of the securities anticipated to be issued pursuant to the Plan of Arrangement with Oil Search have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the Arrangement will occur. The proposed Arrangement is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.

Further details regarding the terms of the transaction are set out in the Arrangement Agreement and are provided in a management information circular which is available under the profile of InterOil Corporation at www.sedar.com.